-UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29303 / June 22, 2010

In the Matter of   :
  :
HERCULES TECHNOLOGY GROWTH CAPITAL, INC.   :
400 Hamilton Avenue, Suite 310   :
Palo Alto, CA 94301   :
  :
(812-13716)   :
  :

ORDER UNDER SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Hercules Technology Growth Capital, Inc. ("Company") filed an application on November 9, 2009, and amendments to the application on March 22, 2010 and May 25, 2010, requesting an order under section 23(c)(3) of the Investment Company Act of 1940 ("Act") granting an exemption from section 23(c) of the Act. This order amends prior orders that permit the Company to issue restricted shares of its common stock and to issue stock options to the Company's executive officers, employee directors, and other key employees and non-employee directors under the terms of its employee and director compensation plans (the "Plans").[1] The order permits the Company, pursuant to the Plans, to engage in certain transactions that may constitute purchases by the Company of its own securities within the meaning of section 23(c) of the Act.

On May 26, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29287). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

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[1]   Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) (notice) and 27838 (May 23, 2007) (order) and Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27968 (Sept. 12, 2007) (notice) and 28011 (Oct. 10, 2007) (order).

Accordingly,

IT IS ORDERED, under section 23(c)(3) of the Act, that the exemption requested by Hercules Technology Growth Capital, Inc. (File No. 812-13716) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary